LATHAM&WATKINS

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

06010592

27 January 2006

File No. 040006-0000

82-34770 SUPPL

VIA MESSENGER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release titled "Sale of Yara Formates completed" dated 25 January, 2006.

Feel free to call me with any questions on +44 20 7710-1016.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

Yours sincerely,

Rakhi Mehta

Rakhi Mehta
Senior Paralegal

Enclosure

Sale of Yara Formates completed

Oslo (2006-01-25): The sale of Yara Formates to ADDCON Agrar, a privately owned German company, has now been completed.

As communicated in a press release on 10 October 2005, Yara has been negotiating a sale of Yara Formates to ADDCON Agrar. The negotiations have now been completed, and 100% of the shares in Yara Formates have been taken over by ADDCON Agrar. ADDCON Agrar has communicated the intent to continue the operational activities of Yara Formates without major changes.

The transaction results in a small book profit for Yara and will be accounted for in the first quarter of 2006.

Contact

Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Torgeir Kvidal, CFO Industrial
Telefon (+47) 24 15 72 95
Mobil (+47) 91 339 832
E-post **torgeir.kvidal@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO2.
www.yara.com